UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Par Technology Corporation

File No. 1-09720 - CF#32326

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        Par Technology Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2015.

        Based on representations by Par Technology Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.24   through May 15, 2016

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary